Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Item 2.	Date of Material Change

April 27, 2011.

Item 3.	News Release

News Release dated April 27, 2011 was disseminated through Canada NewsWire.

Item 4.	Summary of Material Change

The Company entered into an engagement agreement with Canaccord Genuity Corp. pursuant to which Canaccord Genuity Corp. and Jennings Capital Inc., as lead underwriters, together with any underwriting dealer group formed by them will purchase, on a bought deal basis, 18,750,000 common shares of the Company at a price of $1.60 per common share for gross proceeds of $30,000,000, subject to an over-allotment option granted to the underwriters.

Item 5.1	Full Description of Material Change

The Company entered into an engagement agreement with Canaccord Genuity Corp. pursuant to which Canaccord Genuity Corp. and Jennings Capital Inc., as lead underwriters, together with any underwriting dealer group formed by them (collectively, the “Underwriters”) will purchase, on a bought deal basis pursuant to a short form prospectus, 18,750,000 common shares (the “Common Shares”) of the Company at a price of $1.60 per Common Share for gross proceeds of $30,000,000 (the “Underwritten Offering”). In addition, the Company shall grant the Underwriters an option to purchase additional Common Shares at the Offering price to raise additional gross proceeds of up to 15% of the Underwritten Offering (the “Over-Allotment Option”), exercisable for a period of up to 30 days after the closing of the Underwritten Offering (the “Over- Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Underwriters will receive a cash commission on the sale of the Common Shares equal to 6% of the gross proceeds raised, and compensation warrants (“Compensation Warrants”) equal to 6% of the total number of Common Shares sold under the Offering. Each Compensation Warrant shall be exercisable for one Common Share at a price of $1.60 at any time up to 24 months after closing.

The proceeds from the Offering are expected to be used by the Company to finance the commencement of the Santa Elena Expansion Project, exploration and development, and for general working capital and corporate purposes.

Closing of the Underwritten Offering is anticipated to occur on or before May 17, 2011 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

J. Scott Drever, Chairman and President
Telephone: (604) 694-1730

Item 9.	Date of Report

April 29, 2011